UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

G Medical Innovations Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39462141
(CUSIP Number)

Jonathan B. Rubini

P.O. Box 202845

Anchorage, Alaska 99520-2845

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39462141	13D	Page 2 of 4 Pages

1.	Names of reporting persons Jonathan B. Rubini
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☐
(b) ☐
3.	SEC use only

4.	Source of funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 15,481,612(1)
	8.	Shared voting power 3,265(1)
	9.	Sole dispositive power 15,481,612(1)
	10.	Shared dispositive power 3,265(1)

11.	Aggregate amount beneficially owned by each reporting person 15,484,877(1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 5.96%(2)
14.	Type of reporting person (See Instructions) IN

(1)	See Item 5.
(2)	Based on 259,918,181 Ordinary Shares issued and outstanding as of February 4, 2024 as reported by the Issuer to the Reporting Person.

CUSIP No. G39462141	13D	Page 3 of 4 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D initially filed by Jonathan B. Rubini (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on February 3, 2023, as amended on October 24, 2023 (the “Statement”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of G Medical Innovations Holdings Ltd., a Cayman Islands exempted company (the “Issuer”).

The following amends and supplements Items 3, 4 and 5 of the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

The Reporting Person purchased the Ordinary Shares described in Item 4 using his personal funds.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 1, 2024, the Reporting Person exercised his right to acquire part of the 2023 Milestone Shares in accordance with the 2023 SPA and the Issuer issued to the Reporting Person 1,801,802 Ordinary Shares at a price of $0.0555 per share for an aggregate consideration of $100,000.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares reported beneficially owned by the Reporting Person is based on 259,918,181 Ordinary Shares issued and outstanding as of February 4, 2024 as reported by the Issuer to the Reporting Person.

(a) The Reporting Person beneficially owns 15,484,877 Ordinary Shares of the Issuer, which constitute 5.96% of the outstanding Ordinary Shares of the Issuer. For the sake of clarity, such 15,484,877 Ordinary Shares (i) include the Ordinary Shares underlying the 2021 and 2022 Warrants and the Ordinary Shares held by Heartbuds, (ii) include all of the remaining 2023 Milestone Shares issuable to the Reporting Person and (iii) exclude the Ordinary Shares underlying the Heartbuds Options.

(b) The Reporting Person has sole voting and dispositive power of 15,481,612 Ordinary Shares of the Issuer. The Reporting Person, by virtue of its affiliation with Heartbuds, may be deemed to beneficially own, and share the power to vote and dispose, of the 3,265 Ordinary Shares held by Heartbuds.

(c) Except as set forth herein, the Reporting Person has not effected any transactions in the Ordinary Shares in the 60 days preceding February 1, 2024.

(d), (e) Not applicable.

CUSIP No. G39462141	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024

By:	/s/ Jonathan B. Rubini
Jonathan B. Rubini